EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Six Months Ended		Year Ended
	June 30		December 31
	2007	2006	2006	2005	2004	2003	2002
Income from continuing
operations	$2,314	$2,229	$4,202	$4,838	$2,197	$1,410	$1,131
Add:
Minority interest(a)	28	71	111	74	76	62	77
Adjusted income from equity
investments(b)	4	(38)	(35)	(50)	(6)	69	308
	2,346	2,262	4,278	4,862	2,267	1,541	1,516
Add:
Provision (credit) for taxes on
income (other than foreign oil
and gas taxes)	729	859	1,545	632	891	593	(74)
Interest and debt expense(c)	249	143	292	300	266	335	310
Portion of lease rentals
representative of the interest
factor	17	25	52	47	40	8	6
	995	1,027	1,889	979	1,197	936	242
Earnings before fixed charges	$3,341	$3,289	$6,167	$5,841	$3,464	$2,477	$1,758
Fixed charges
Interest and debt expense
including capitalized
interest(c)	$287	$166	$347	$326	$281	$341	$321
Portion of lease rentals
representative of the interest
factor	17	25	52	47	40	8	6
Total fixed charges	$304	$191	$399	$373	$321	$349	$327
Ratio of earnings to fixed charges	10.99	17.22	15.46	15.66	10.79	7.10	5.38
(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b)	Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(c)

Includes proportionate share of interest and debt expense of less-than-50-percent-owned equity investments. The six months ended June 30, 2007 amount includes a pre-tax interest charge of $172 million for the repurchase of a portion of various debt issues totaling $659 million in principal amount in cash tender offers.